Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 9 DATED JUNE 7, 2019

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 30, 2018, as previously supplemented, and as filed by us with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering; and
•	Update our asset acquisitions.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of our common stock on September 18, 2017.

As of June 6, 2019, we had raised total aggregate gross offering proceeds of approximately $17.26 million, and had issued approximately1.72 million shares of our common stock in the Offering, purchased by approximately 1,727 unique investors.

The Offering is expected to terminate on the earlier of August 23, 2019, which is two years from the qualification date of this Offering, or the date on which the maximum offering amount has been raised; provided however, that our board of directors may terminate the Offering at any time or extend the Offering. In no event will we extend the Offering beyond 180 days after the third anniversary of the initial qualification date.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Terrace Hill – El Paso, TX

On May 31, 2019, we acquired a $3,385,320 joint venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of a Class B multifamily apartment complex in El Paso, Texas (the “Property”).  The sponsor of this transaction is our manager, RM Adviser, LLC (“Manager” or “RM Adviser”). In connection with the Equity Investment, the special purposed entity that issues equity to us may pay an affiliate of our Manager one or more of the fees set forth below. A portion of these fees may be paid to personnel affiliated with our Manager for their roles in arranging the investment opportunity. The following fees will be paid by the particular special purpose entity and not by us: (i) a 2.42% buyer’s broker fee was paid to Realty Mogul Commercial Capital, Co. (a licensed real estate sales broker affiliated and under common control with RM Adviser); (ii) an annualized .50% of Effective Gross Income (as defined below) asset management fee will be paid monthly to RM Adviser for asset management services related to the Property; and (iii)  upon the sale of the Property, a 1.0% seller’s broker fee will be paid to Realty Mogul Commercial Capital, Co. The term “Effective Gross Income” means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.  Additionally, Jilliene Helman, CEO of RM Adviser, will be providing a partial personal guarantee of the loan that will be secured by the Property, and in return will receive a loan guarantee fee of 50 basis points of the principal amount of the loan.

We will not be entitled to any of these fees. An entity managed by an affiliate of the Company has made a $2,950,000 joint venture limited partnership equity investment in this transaction.

The real estate company managing the project plans to improve the Property through a strategic renovation program, renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. Unit interior renovations may include vinyl plank flooring, new hardware and lighting fixtures, upgrades to the cabinets, the addition of backsplashes in select units, and resurfaced countertops. The real estate company also intends to convert the air conditioning to refrigerated air for select units and replace all toilets, showerheads, and aerators with low-flow models, resulting in resource conservation and cost savings. The unit interior renovations will take place in conjunction with common area and amenity enhancements including new pool furniture, upgraded BBQ areas, and an outdoor lounge with gazebos. This renovation strategy assumes a renovation budget of approximately $14,000 per unit financed by loan proceeds. As of April 2019, the Property was 94.8% occupied with average in place rents of $668 per unit.

RM Adviser, our Manager and a wholly-owned subsidiary of Realty Mogul, Co., sponsored this transaction. The Property is RM Adviser’s first direct acquisition. Realty Mogul is a private equity firm with investments in over $2 billion of real estate, including historical investments in over 16,000 apartment units. Through RM Adviser, Realty Mogul targets multifamily assets in stable and emerging U.S. markets. In addition to direct acquisitions, Realty Mogul deploys capital in multifamily, office, retail and industrial properties through joint venture equity, senior, and subordinated debt investments nationally. In addition to us, RM Adviser currently manages MogulREIT I, LLC, a public, non-traded REIT, and has a hands-on approach to investments and asset management. We also partnered with an experienced property management company that specializes in, and has a track record with, the management and operation of multifamily properties locally. The firm currently manages over 100,000 units located in 13 states and consists of both market rate and affordable units. The Property will be subject to competition from similar apartment communities within its market area, and its economic performance could be affected by changes in local economic conditions.

In line with RM Adviser’s real estate acquisition strategy, the Property is situated in a resilient market. According to CoStar market reports, El Paso incurred cumulative job losses of less than 3% during the last recession beginning in 2007. El Paso has significant military exposure, with Fort Bliss and William Beaumont Army Medical Center situated within the metro area. We believe that the solid base of government jobs in the area should provide a strong hedge against future economic downturns.  Fort Bliss employs nearly 50,000 military and civilian personnel, and the Beaumont Center is undergoing a major $650 million expansion that is expected to be delivered in 2019. Lastly, per Costar, job growth in El Paso has escalated in recent quarters and current employment is more than 10% above the metro area's prerecession peak.

Ashland Apartments – Chicago, IL

As previously disclosed, on June 22, 2018, we acquired a preferred equity investment for the acquisition and renovation of Ashland Apartments, a 31-unit Class B multifamily complex in Chicago, Illinois.  On June 6, 2019, the preferred equity investment was paid in full in the amount of $1,469,300, which included: (i) $1,440,000 in outstanding principal plus $18,600 in accrued interest through June 6, 2019; (ii) a prepayment penalty of $10,200 for interest through June 22, 2019; and (iii) legal fees.

As contemplated in the business plan, the preferred equity investment was used to fund exterior capital improvements and interior unit renovations.  While the business plan was not complete at the time of payoff, the preferred equity was pre-paid because the property owner elected to complete the business plan with its own equity.